FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Joint Announcement

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 10 June, 2003

By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs

Joint Announcement

Gold Fields Limited	Mvelaphanda Resources Limited
Registration Number: 1968/004880/06	Registration number: 1980/001395/06
ISIN ZAE00008123	ISIN: ZAE000037610
JSE & NYSE Code: GFI	JSE Code: MVL
(“Gold Fields”)	("Mvela Resources")

Gold Fields and Mvela Resources Announce R4.1 billion Broad Based Black
Economic Empowerment Deal

Johannesburg, 10 June 2003: Gold Fields Limited and Mvelaphanda Resources Limited today issued a joint cautionary announcement to shareholders, stating that agreement in principle had been reached in terms of which a broad based black economic empowerment consortium, led by Mvela Resources, will, for a consideration of R4.1 billion, acquire a beneficial interest of 15% in the South African gold mining assets of Gold Fields.

Ian Cockerill, Chief Executive Officer of Gold Fields said: “Through this deal we will achieve our stated objectives of putting together a black economic empowerment transaction which will transform Gold Fields; is economically sensible and sustainable for both existing and new shareholders; and is truly broad based. The acquisition of the 15% empowerment stake is based on fair value and the consideration of R4.1 billion will be paid on conclusion of the transaction. This transaction represents a significant milestone towards comprehensively and timeously meeting the requirements of the Mining Charter. Gold Fields will work with its new empowerment partners to proactively pursue this objective.”

Tokyo Sexwale, Chairman of Mvela Resources said: “This transaction will cement the positions of both Mvela Resources and Gold Fields at the forefront of the transformation of the South African mining industry, offering Mvela and its broad based empowerment partners the opportunity of sharing in the inherent value and growth of this world class company, while allowing Gold Fields to utilise the proceeds to further grow its operations to the benefit of all stakeholders.”

The Empowerment Consortium will include other black economic empowerment groups such as community based development trusts, broad based empowerment mining companies as well as women and youth empowerment groupings, who will be invited to purchase a minority position in the 15% empowerment stake made available by Gold Fields.

The transaction relates to the current South African gold mining assets, which includes the Beatrix, Driefontein and Kloof mines and ancillary service companies. Detailed life of mine valuations have shown that the assets represent approximately 70% of Gold Fields’ total value. As such, the purchase consideration of the empowerment interest has been determined with reference to this percentage of Gold Fields’ market capitalisation, based on the weighted average traded price of shares in Gold Fields over the 30 business days prior to the date of this announcement.

The funding required by the empowerment consortium will be sourced through a significant equity capital raising by Mvela Resources; the provision by Gold Fields of vendor financing of up to R300 million on commercial terms; and the raising of debt by Mvela Resources for the balance of the purchase consideration.

As it is the intention of the empowerment consortium to be a long term investor in Gold Fields, it has agreed not to dispose of its stake until the “old order” mining rights at each of the Kloof, Beatrix and Driefontein mines have been converted to “new order” mining rights in terms of the Mineral and Petroleum Resources Development Act (Act No 28 of 2002), or the expiry of five years (the lock-in period), whichever is the latter, subject to the proviso that the lock-in period will not exceed seven years. The empowerment consortium will, for a limited period after the expiry of the lock-in period, have the right to exchange its stake into Gold Fields shares. Gold Fields has a reciprocal right to require such an exchange.

Implementation of the transaction will be subject to the conclusion of definitive financing arrangements and legal agreements together with the appropriate and necessary regulatory, third party, board and shareholder approvals, to the extent required.

If, following the conclusion of definitive legal agreements, all of the conditions precedent are not achieved within 120 days from the date of this announcement, the in-principle agreement in respect of the transaction will lapse. However, the parties may extend the period allowed for fulfillment of the conditions precedent by agreement in writing.

The parties have entered into an exclusivity arrangement in terms of which they agree not to progress any similar transaction with other parties during this 120-day period. The parties have also agreed to negotiate with one another in good faith with a view to concluding the definitive legal agreements referred to above.

A further announcement will be made in the press and on SENS as soon as the detailed terms of the transaction have been finalised.

FULL DETAILS AVAILABLE AT
www.goldfields.co.za

Enquiries

Gold Fields:	Mvela Resources:
Willie Jacobsz	Mark Wilcox
+27 11 644-2460	+27 11 327-5430
Cheryl Martin
+303 796-8683

Additional Information for Editors

Mvelaphanda Resources Limited

Mvelaphanda means “progress” in the Venda language.

Mvela Resources was formed in 2002 through a reverse acquisition of the listed East Daggafontein Mines Limited to form a broad based black economic empowerment precious metals and minerals mining and exploration company. Mr Tokyo Sexwale formed the Company after he stepped down as Premier of the Gauteng Province.

Mvela Holdings controls more than 50% of Mvela Resources. Its shareholder base includes several other broad based empowerment entities such as the Makana Investment Company, the Mabutho Investment Company, the Women’s Development Bank Investment Company, several trusts representing various previously disadvantaged individuals and companies, as well as several community based trusts and local charities.

Mvela Resources has an interest directly and indirectly of 23% of the Trans Hex Group Limited, a world leader in the exploration, mining and marketing of high quality alluvial diamonds from both land and sea operations; and 22.4% of Northam Platinum, a broadly based black empowerment company which operates a platinum mine at the upper end of the western limb of the Bushveld Complex.

In addition Mvela Resources have beneficial interests in several joint ventures including a 33% stake in the Ndowana Exploration Joint Venture with De Beers to undertake primary Kimberlite exploration in a defined area of the Limpopo and Mpumalanga provinces of South Africa; a 50% stake in an exploration joint venture with Trans Hex to explore for and exploit diamond reserves in certain demarcated areas of South Africa; a 50% participation interest with Southern Era Limited in the exploitation of Platinum Group metals on certain properties adjoining the Messina Platinum Mine Limited property, containing an estimated 7.8 million ounces of PGM resources; as well as an exploration joint Venture with Gold Fields in terms of which Mvela Resources has the right to acquire between 5% and 15% beneficial interest in the development, financing and construction of any precious metals mines discovered and developed by Gold Fields in Africa .

Gold Fields Limited

Gold Fields is the world’s largest unhedged gold company, with annual attributable gold production of over 4.4 million ounces and attributable Mineral Resources of 187 million ounces and Mineral Reserves of 79 million ounces. It has operations in South Africa, Australia and Ghana (West Africa) and gold and platinum group metals exploration projects throughout the world. The company’s primary listing is on the Johannesburg Securities Exchange in South Africa (GFI) with secondary listings on the London, Euronext, Paris, Brussels, and Swiss exchanges. The company’s American Depositary shares are listed on the New York Stock Exchange, also under the symbol GFI.